Exhibit 13.1

AXIOM MANAGEMENT, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

UNAUDITED

TABLE OF CONTENTS

Page

Condensed Consolidated Balance Sheet as at March 31, 2008 (Unaudited) and December 31, 2007	2

Condensed Consolidated Statements of Operations (Unaudited)	3

Condensed Consolidated Statements of Cash Flows (Unaudited)	4

Notes to Condensed Consolidated Financial Statements (Unaudited)	5 - 10

AXIOM MANAGEMENT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31, 2008 (Unaudited)	December 31, 2007
Current assets
Cash & cash equivalents	$252,763	$113,691
Due from factor, net	68,722	126,026
Accounts receivable	81,947	50,045
Other current assets	5,619	635

Total current assets	409,051	290,397

Property and equipment, net	1,154	1,154
Deposits	61,770	11,770

Total assets	$471,975	$303,321

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable and accrued expenses	$313,891	$249,329
Accrued payroll and payroll taxes	29,690	106,553
Loans payable, related parties	255,126	269,126

Total current liabilities	598,707	625,008

Commitments & contingency	-	-

Stockholders’ deficit
Common stock, $0.001 par value; 100,000,000 shares authorized, 18,241,581 and 14,900,581 shares issued and outstanding, respectively	18,242	14,901
Additional paid-in capital	3,929,120	1,212,461
Shares to be issued	-	2,332,500
Accumulated deficit	(4,074,095)	(3,881,549)

Total stockholders’ deficit	(126,733)	(321,687)

Total liabilities and stockholders’ deficit	$471,974	$303,321

See accompanying notes to condensed consolidated financial statements

AXIOM MANAGEMENT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(UNAUDITED)

	2008	2007

Revenues	$1,385,055	$1,184,126

Cost of revenues	1,288,213	1,046,503
Gross profit	96,842	137,623

Operating expenses
General and Administrative	194,163	199,771
Professional fees	38,315	16,928

Total operating expenses	232,478	216,699

Net operating loss	(135,636)	(79,076)

Interest expense	(56,910)	(41,743)

Net loss	$(192,546)	$(120,819)

Net loss per common share – basic and diluted	$(0.01)	$(0.01)

* Weighted average of common shares – basic and diluted	$17,907,481	$11,700,000

* Basic and diluted weighted average number of shares outstanding are equivalent because the effect of dilutive securities is anti-dilutive.

See accompanying notes to condensed consolidated financial statements

AXIOM MANAGEMENT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	2008	2007

Cash flows from operating activities
Net loss	$(192,546)	$(120,819)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	-	-
Issuance of stock for services	-	-
Changes in operating assets and liabilities
Decrease in due from factor,	57,304	12,336
(Increase)/decrease in accounts receivable	(31,902)	25,121
Increase in other assets	(4,984)	(3,749)
Increase in deposits	-	(270)
Increase in accounts payable and accrued expenses	64,563	33,398
Decrease in payroll liabilities	(76,863)	-

Net cash used in operating activities	(184,428)	(53,983)

Cash flows from investing activities
Payment of deposit on proposed acquisition	(50,000)	-
Net cash used in investing activities	(50,000)	-

Cash flows from financing activities
Net proceeds from private placement funding	387,500	-
Net proceeds (repayments) of loan payable, officer	(14,000)	45,035

Net cash provided by financing activities	373,500	45,035

Net increase (decrease) in cash & cash equivalents	139,072	(8,948)

Cash & cash equivalents, beginning of period	113,691	12,976

Cash & cash equivalents, end of period	$252,763	$4,028

Supplemental disclosure of cash flow information
Income taxes paid	$-	$-
Interest paid	$53,472	$24,022

See accompanying notes to condensed consolidated financial statements

AXIOM MANAGEMENT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1 - Nature of Operations

Nature of Operations

Axiom Management, Inc. (“the Company”, “our”, “we”, “us”), formerly Princeton Holdings, Inc. (through July 2007), formerly SkyFrames Communications, Inc. (through June 2007), formerly Action Industries, Inc. (through January 2007) was incorporated under the laws of the State of Pennsylvania.  The Company operates as a holding company.

On July 30, 2007, the Company entered into an agreement with Axiom Staff Management, Inc. (Axiom Staff) whereby 100% of the issued and outstanding shares of Axiom Staff were exchanged for 11,700,000 shares of the Company.  As a result, Axiom Staff became a wholly owned subsidiary of the Company.

For accounting purposes, this transaction has been accounted for as a reverse merger, since the stockholders of Axiom Staff own a majority of the issued and outstanding shares of common stock of the Company, and the directors and executive officers of Axiom Staff became the directors and executive officers of the Company. This acquisition was accounted for at historical cost in a manner similar to that in pooling of interests method since after the acquisition, the former shareholders of Axiom Staff acquired majority of the outstanding shares of the Company. The financial statements of the legal acquirer are not significant; therefore, no pro forma financial information is submitted. Thus, the historical financial statements are those of "Axiom Staff Management, Inc. & Subsidiary".

Axiom Staff Management, Inc. was incorporated under the laws of the State of Nevada on August 13, 2003. Axiom Staff is a full-service staff recruitment company that ranges from order fulfillment to human resource management.

Coastal Employment, Inc. (Coastal) was incorporated under the laws of the State of California on September 7, 2006. Coastal is a full-service employment, staff recruitment and human resource management company. Coastal’s main clients are logistics providers, clerical, technical, manufacturing, medical and light industries.

On November 1, 2006, the sole shareholder of Coastal entered into an agreement with Axiom Staff whereby 100% of the issued and outstanding shares of Coastal were acquired for $25,000 bonus and 500,000 shares of Axiom staff.  As a result, Coastal became a wholly owned subsidiary of Axiom Staff. Coastal had insignificant operations as of the date of acquisition and the purchase consideration was treated as a deemed dividend to the shareholder as the prior shareholder is related to the officer, director and major shareholder of Axiom.

On December 12, 2007 the Company signed an agreement with an officer and effectively separated from Axiom Staff Management, Inc.  Per the agreement, the officer assumed certain liabilities in exchange for 100% of Axiom Staff’s issued and outstanding stock, and the Company retained certain liabilities and 100% of Costal Employment’s issued and outstanding stock.  As a result of the separation, the Company recorded an approximately $1.2 million increase in additional paid-in capital for the net liabilities disposed of. The officer resigned from the office of the Company subsequent to the completion of the transaction. The business operations of Axiom Staff were transferred to the Company and are carried on by the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of Axiom Management, Inc. and its wholly-owned subsidiaries, Axiom Staff Management, Inc., (through December 12, 2007) and Coastal Employment, Inc.
All material inter-company accounts and transactions have been eliminated.

Preparation of Interim Condensed Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") Form 10-QSB and Item 310 of Regulation S-B, and Generally Accepted Accounting Principles for interim financial reporting. The consolidated financial statements include the accounts of the Company. The information furnished herein reflects all adjustments consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated  financial statements prepared in accordance with accounting  principles  generally  accepted in the United States of America have been omitted  pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2007 included in the Company's Annual Report on Form 10. The results of the three month period ended March 31, 2008 are not necessarily indicative of the results to be expected for the full year ending December 31, 2008.

AXIOM MANAGEMENT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates include collectibility of accounts receivable, accounts payable, sales returns and recoverability of long-term assets.

Basic and Diluted Income (Loss) Per Share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), "Earnings per share". Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Weighted average number of shares used to compute basic and diluted loss per share is the same in these financial statements since the effect of dilutive securities is anti-dilutive.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

AXIOM MANAGEMENT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 3 - Recent Accounting Pronouncements

In September 2006, FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)’ This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

    1. A brief description of the provisions of this Statement
    2. The date that adoption is required
    3. The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

In February 2007, FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements. The new statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. Management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on the financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

In March, 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk–related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important. Based on current conditions, the Company does not expect the adoption of SFAS 161 to have a significant impact on its results of operations or financial position.

AXIOM MANAGEMENT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

In May of 2008, FSAB issued SFASB No.162, The Hierarchy of Generally Accepted Accounting Principles. The pronouncement mandates the GAAP hierarchy reside in the accounting literature as opposed to the audit literature. This has the practical impact of elevating FASB Statements of Financial Accounting Concepts in the GAAP hierarchy. This pronouncement will become effective 60 days following SEC approval. The company does not believe this pronouncement will impact its financial statements.

In May of 2008, FASB issued SFASB No. 163, Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60. The scope of the statement is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. The company does not believe this pronouncement will impact its financial statements.

Note 4 - Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern.  However, the Company has incurred net operating losses of $192,546 and $120,819 during the three months ended March 31, 2008 and March 31, 2007, respectively, and the Company's operations do not generate sufficient cash to cover its operating costs.  In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon continued operations of the company, which in turn is dependent upon the Company’s ability to raise additional capital, obtain financing and succeed in its future operations, The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management has taken certain restructuring steps to provide the necessary capital to continue its operations. These steps included: 1) acquire profitable operations through issuance of equity instruments; and 2) to continue actively seeking additional funding and restructure the acquired subsidiaries to increase profits and minimize the liabilities.

Furthermore, the Company is planning to purchase an additional subsidiary operating company which will add revenues to the Company.

Note5 - Accounts Receivable

Accounts receivables of $81,947 and $50,045 as of March 31, 2008 and December 31, 2007, respectively, comprise of the non- factored receivables of the Company. These receivables are cash on delivery customers and are not factored. The Company invoices the customers and gets paid upfront at the time of delivery of checks to the employees.

Management determines the adequacy of the allowance for doubtful debts based on historical write-off percentages and information collected from individual customers. At March 31, 2008 and December 31, 2007 management determined all accounts receivable were fully collectible, as such the balance of the allowance for doubtful accounts is $0 at March 31, 2008 and December 31, 2007.

Note6 - Due from Factor

Pursuant to the terms of an agreement between the Company and a factor, the Company sells a majority of its trade accounts receivable to the factor on a pre-approved, recourse basis.  The Company maintains all credit risk on accounts sold to the factor with recourse.  The price at which the accounts are sold is the invoice amount reduced by the factor commission (3.25% of the invoice amount) and all selling discounts.  As of March 31, 2008 and December 31, 2007, recourse receivables totaled $68,722 and $126,026, respectively.

The Company’s obligations with respect to advances from the factor are limited to the interest charges thereon.  The factoring agreement can be terminated by the factor on 30-days written notice.

The status of the Company’s factors receivables are as follows:

	March 31, 2008	December 31, 2007
Receivables assigned to factor:
Recourse	$226,597	$745,222
Advances received	(186,790)	(648,111)
Reserves held	28,915	28,915
Due from factor, net	$68,722	$126,026

AXIOM MANAGEMENT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note7 - Accounts Payables and Accrued Expenses

Accounts payable and accrued expenses comprised of the following:

	March 31, 2008	December 31, 2007

Accounts payables	$215,793	$108,057
Accrued compensation	-	42,700
Revolving credit cards	98,098	98,572
Total	$313,891	$249,329

Note8 - Loans Payable – Related Parties

On September 15, 2006, the Company entered into a loan agreement with a related party and received $100,000.  The interest rate on loan was 25% but reduced to 20% as of March31, 2008.  Interest only payments are due monthly and all accrued and unpaid interest and principal is due on demand.  The balance of the loan at December 31, 2007 was $100,000.  $50,000 was repaid during the quarter ended March 31, 2008 and the balance of loan as on that date is $50,000. Interest expense for three month ended March 31, 2008 and March 31, 2007 amounted to $5,000 and $6,250, respectively.

On September 21, 2006, the Company entered into a loan agreement with a related party and received $176,800. The interest rate on loan was 25% but reduced to 20% as of March31, 2008. Interest only payments are due monthly and all accrued and unpaid interest and principal is due on demand.  The balance of the loan at December 31, 2007 and March 31, 2008 was $76,800. . Interest expense for three month ended March 31, 2008 and March 31, 2007 amounted to $3,840 and $11,100, respectively.

On April 2, 2007, the Company entered into a loan agreement with a related party and received $100,000. On September 1, 2007, the debt was converted into 100,000 shares of the Company’s common stock. The shares were issued in January 2008.

From time to time the Company receives advances from officers and shareholders.  These advances are non-interest bearing and are due upon demand.  The balance of the loans at March 31, 2008 and December 31, 2007 were $128,326 and $92,326, respectively.

Note9 - Common Stock

On January 11, 2008, the Company issued 100,000 shares of the Company’s common stock in payment of a loan agreement the Company entered into on April 2, 2007 with a related party and received $100,000.  On September 1, 2007, the debt was converted into 100,000 shares of the Company’s common stock. No loss on settlement of debt was recorded as this was a transaction with a related party and was treated as a capital contribution.

On January 11, 2008 the Company issued 1,991,000 shares of its common stock in connection with a private placement which the Company started in December 2007. The issuance represents 995,500 units of the private placement. Each unit comprised of one share of restricted stock and one share of unrestricted stock and one warrant. The Company has received $807,500, net of expenses, as of March 31, 2008 for this private placement. $420,000 of this amount was collected during the year ended December 31, 2007.

On January 11, 2008 the Company issued 100,000 shares of its common stock to an officer of the Company in exchange for the officer agreeing to hold the position with the Company. The shares were valued at the fair market value of $145,000 at the time of agreement during the year ended December 31, 2007 and the corresponding expense was recorded in the same period.

On January 11, 2008 the Company issued 650,000 shares of its common stock to three consulting firms for services rendered during the year ended December 31, 2007. The shares were valued at the fair market value of $942,500 at the time of agreement during the year ended December 31, 2007 and the corresponding expense was recorded in the same period.

On January 11, 2008, the Company issued 500,000 shares of its common stock to the prior shareholder of Coastal for the shares relinquished in Coastal. This was treated as a deemed dividend as the prior shareholder is related to an officer and director of the Company.  The dividend was recorded in the year ended December 31, 2007.

AXIOM MANAGEMENT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 10 - Commitments and Contingencies

Lease Agreements

The Company leases three office facilities under lease agreements that require monthly payments ranging from $850 to $2,529.  The leases expire August 31, 2008 (with automatic renewal), August 31, 2008 and October 31, 2009.  Total rent expense for the three month periods ended March 31, 2008 and 2007 was $16,680 and $9,652.  Future minimum lease payments are as follows:

March 31, 2009	$41,441
March 31, 2010	17,705
$59,146

Contingencies

On December 12, 2007 the Company signed an agreement with an officer and effectively disposed off Axiom Staff.  Per the agreement, the officer acquired 100% outstanding shares of Axiom staff along with the payroll and workers compensation liability of $1.2 million payable by Axiom at the date of disposal. The officer resigned from the office of the Company on the completion of the transaction. However, if the ex- officer is unable to pay for the liabilities, then the IRS and workmen’s compensation department might demand the liability from the Company.